VIA EDGAR

December 7, 2021

Mr. Perry Hindin

Special Counsel, Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Southwest Gas Holdings, Inc.

Schedule TO-T, as amended

Filed October 27 and November 2, 2021 by IEP Utility Holdings LLC, Icahn

Enterprises Holding L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc.,

Beckton Corp. and Carl C. Icahn

File No. 5-89940

Dear Mr. Hindin:

On behalf of IEP Utility Holdings LLC (the “Offeror”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) set forth in the Staff’s November 2, 2021 letter. Capitalized terms that are used but not defined herein have the meanings ascribed to such terms in the Schedule TO-T and related exhibits (as amended and supplemented from time to time, the “Schedule TO”).

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the Offeror’s response below.

Schedule TO-T, as amended, filed October 27, 2021

Summary Term Sheet, page 1

1.

Page 1 of the Offer to Purchase defines the “Scheduled Expiration of the Offer” to be midnight on December 27, 2021 unless extended or earlier terminated. Please advise how the offer could be terminated prior to the Expiration Date.

Response: We respectfully advise the Staff that the language regarding termination is intended to address a situation where one of the conditions to the Offer becomes incapable of being satisfied during the pendency of the Offer. For example, if the Offeror was advised during the initial offer period (or any extension thereof) that a required regulatory approval was denied and would not be capable of being obtained, then the Offeror would be required to amend the Schedule TO in order to disclose that such condition was incapable of being satisfied so that the Offer could not be completed. This language is not intended to suggest that the Offeror may terminate the Offer at any time for any reason. In response to the Staff’s comment, we have revised the language to state that “The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on December 27, 2021, unless the Offer is extended (such date and time, as it may be extended, the “Expiration Date”) or earlier terminated in the event that a condition to the Offer becomes incapable of being satisfied.”

Who is Offering to Buy My Securities?, page 1

2.

The cover pages to both the Schedule TO and Amendment No. 1 to the Schedule TO lists six “Filing Persons” and identifies each of them as “Offering Persons.” Section 8 of the Offer to Purchase (“Certain Information Concerning the Offeror”) includes disclosure as to all six persons in response to Item 3 of Schedule TO (“Identity and Background of Filing Person”). Please revise the Schedule TO so that each Filing Person is a signatory to the Schedule TO. Refer to Exchange Act Rule 14d-100 and “Instructions to Signature.” Please also reconcile the identity of all six persons on the cover page of the Schedule TO as “Offering Persons” with the first paragraph of the Offer to Purchase which refers to only one “Offeror” and a co-bidder.

Response: In response to the Staff’s comment, the Schedule TO has been amended to include each of the filings persons as signatories thereto. We respectfully advise the Staff that IEP Utility Holdings LLC is the “Offeror” for the purposes of the Offer. Information with respect to Icahn Enterprises Holdings L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn has been included to inform stockholders of the entities that control, directly and indirectly, IEP Utility Holdings LLC. We have revised the references to reflect that Icahn Enterprises Holdings L.P., Icahn Enterprises L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Mr. Carl C. Icahn may be deemed to be offering persons and have clarified that Icahn Enterprises Holdings L.P. will provide the requisite funding to its subsidiary, IEP Utility Holdings LLC, to pay for the Shares that are tendered in the Offer.

Is there any minimum tender condition to the offer?, page 4

3.

Disclosure here states that there is no minimum condition to the Offer. However, disclosure on the top of page 4 states that “...if, at the time of the initial Expiration Date and/or at the time of any subsequent Expiration Date of the Offer, at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time...), then we must extend the Expiration Date for at least another sixty days.” Such provision would appear to suggest that there is in effect a minimum tender condition, i.e. if at least 35% of the outstanding Shares are validly tendered, the offerors “shall not be required to accept for payment or pay for any Shares tendered...” Please reconcile the apparent incongruity in the disclosure or advise why such disclosure is not inconsistent with such provision.

Response: We respectfully advise the Staff that the Offer is not conditioned upon a minimum number of Shares being tendered into the Offer. If the conditions to the Offer have been satisfied (or waived for those conditions that may be waived), then the Offeror intends to accept for payment any and all Shares that are validly tendered in the Offer and not properly withdrawn. Because the closing of the Offer is not conditioned on a minimum number of Shares being tendered into the Offer, the Offeror does not believe that there is a minimum condition to the Offer. The Offeror does not know how long the process for satisfying the Regulatory Approval Condition will take. Because it is possible that the Regulatory Approval Condition may be not satisfied by prior to the initial Expiration Date on December 27, 2021, the Offeror has included such specific language as a commitment that it will extend the Offer if at such time at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn. The Offeror may extend the Offer even if the 35% threshold is not met; however, the Offeror is not required to do so if the conditions have not been satisfied by the Expiration Date. The Offeror believes that the 35% amount is a general indication of the level of support from the Company’s stockholders for the Offer such that it should continue to extend the Offer until all the conditions of the Offer are satisfied, and upon such satisfaction, would close on the Offer regardless of the amount tendered. If the Company’s stockholders do not generally show support for the Offer, then the Offeror will consider the facts and circumstances at such time to determine whether the Offeror believes that it makes sense to extend the Offer and continue to attempt to satisfy the conditions of the Offer notwithstanding that the Company’s stockholders have not yet demonstrated their support by tendering their Shares into the Offer. In response to the Staff’s comment, the Offeror has included additional questions and answers in the Summary Term Sheet of the Supplement to the Offer to Purchase (the “Supplement”).

What are the most significant conditions to the offer?, page 4

4.

Refer to the last bullet point on page 4. Supplement the disclosure to specify the “necessary approvals from the appropriate regulatory authorities located in each of Arizona, California and Nevada” so that holders can assess whether the Regulatory Approval Condition has been satisfied. With a view towards disclosure, please also advise whether such approvals must be sought by the Company, and if so, how the Offerors expect to obtain the Company’s cooperation in seeking such approval such that the Regulatory Approval Condition is capable of ever being satisfied.

Response: In response to the Staff’s comment, please see the additional questions and answers included in the Summary Term Sheet in Supplement beginning on page 3 and the disclosure in the Conditions to the Offer in the Supplement beginning on page 19. We note that the process in respect of obtaining approvals from the local regulators in Arizona, California and Nevada is an iterative process and the application of such requirements to this particular factual situation may also be a matter of first impression. Accordingly, the Offeror has provided a description of the process for obtaining these approvals as is currently contemplated and will provide updated disclosure through amendments to the Schedule TO as additional information becomes available in each jurisdiction.

If I decide not to tender, how will the Offer affect my shares?, page 5

5.

Refer to the last sentence of the second paragraph of the answer to this question. Please disclose, if true, that the referenced “changes” could also include the offerors selling their entire stake, or a portion thereof, in the Company.

Response: In response to the Staff’s comment, the Offeror has revised the disclosure in the Supplement.

Terms of the Offer, page 12

6.

The second to last paragraph begins with “[i]f, on or prior to the Expiration Date, any or all of the Offer Conditions have not been satisfied or waived, the Offeror reserves the right...” (emphasis added). While a bidder may set the terms of the offer, including any conditions upon which it is made, a bidder’s right to terminate an existing offer prior to its expiration would render the offer illusory in contravention of Exchange Act section 14(e). Please revise the language in clause (i) accordingly. In addition, to the extent the revision to such language still provides the Offerors the option to terminate the Offer after its expiration, please reconcile such disclosure with the last sentence of the third to last paragraph on page 10 indicating that the Offerors must extend the Expiration Date for at least another sixty days if at least 35% of the outstanding Shares are validly tendered in the Offer.

Response: In response to the Staff’s comment, we have revised the language in the Schedule TO. As noted in response to Comment 1, the right to terminate the Offer prior to expiration was intended to address the limited factual situation where a condition to the Offer becomes incapable of being satisfied such that the Offer will not be able to be completed. For the avoidance of doubt, this language was not intended to suggest that the Offeror may terminate the Offer at any time without reason. With respect to the Offeror’s obligation to extend the Offer, we respectfully refer the Staff to our responses to Comments 3, 6, 12 and 14.

Background of the Offer; Past Contacts or Negotiations with the Company, page 26

7.

Refer to the fifth paragraph on page 26 regarding Mr. Icahn’s letter expressing disappointment with the Company’s decision to enter into the Questar Pipelines transaction. With a view towards disclosure, please advise us what impact the consummation of such transaction would have on the offerors’ willingness to extend the offer to a date following the date of consummation of such transaction, which the Company currently expects to be on or about December 31, 2021.

Response: We respectfully advise the Staff that the Offer is not conditioned upon the Questar Pipelines transaction not occurring. The Offer currently expires at midnight, New York City time, on December 27, 2021, which is anticipated to occur prior to the closing of the Questar Pipelines transaction. Assuming that the conditions to the Offer are not met on or prior to December 27, 2021, the Offeror has indicated its intention to extend the Offer. In response to the Staff’s comment, we have revised the Summary Term Sheet in the Supplement to include a response as to what impact the closing of the Questar Pipelines transaction will have on the Offer.

Conditions of the Offer, page 31

8.

Clause (a) of the defined term “Burdensome Conditions” refers to “any agreement, consent...that would be, or would reasonably be expected to be, individually or in the aggregate, material in relation to the businesses, assets...of the Company...” Such definition would appear to include agreements materially adverse to the businesses of the Company but also agreements simply material to the Company, whether or not adverse or beneficial to the business of the Company. With a view towards disclosure, please confirm if this is the intended meaning of such language.

Response: We respectfully advise the Staff that the intended meaning was to address the occurrence or imposition of any such agreement, consent, action, condition, restriction or mitigation that is materially adverse to the Company (for the avoidance of doubt, it is not intended to address an occurrence or imposition that is materially beneficial to the Company). We will revise the definition of Burdensome Condition in response to the Staff’s comment.

9.

We note the statement on page 32 that “[t]he failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.” This statement suggests that the offerors may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied, yet the offer may proceed without the offerors making a disclosure. We remind the offerors that they must amend the offer to disclose material changes, which may include the “triggering” of a material offer condition. To the extent the offerors become aware of any condition being “triggered” that would enable them to terminate the offer or otherwise cancel their obligation to accept tenders, and the offerors elect to proceed with the Offer anyway, we view that decision as being tantamount to a waiver of the condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. Please confirm the parties’ understanding of both points in your response letter.

Response: On behalf of the Offeror, we respectfully advise the Staff that the Offeror is aware of the obligation to disclose material changes, including material offer conditions, during the pendency of the tender offer. In addition, the Offeror is aware that it may be required to extend the Offer and recirculate new disclosure to security holders in certain circumstances, including relating to the satisfaction or waiver of material conditions to the Offer. The Offeror informs the Staff that it intends to comply with both of these obligations.

10.

Please refer to condition (c) on page 32. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offerors. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. The disclosure in this bullet point includes the term “threatened” in describing an action or proceeding. With a view towards revised disclosure, please advise what is meant by the term “threatened” and how it may be objectively determinable.

Response: We advise the Staff that the use of the word “threatened” is not intended to suggest that this condition to the Offer is within the direct or indirect control of the Offeror. Rather, the Offeror is intending to address a situation where notice of a potential action or proceeding has been provided to the Offeror such that it would not be prudent for the Offeror to continue with the Offer as it is likely that with the passage of time an action or other proceeding will be instituted relating to the Offer (such that the condition to the Offer would not be capable of being satisfied). In response to the Staff’s comment, we have revised the language in condition (c) as reflected in the Supplement to refer to an action or proceeding that is “threatened in writing.” The Offeror acknowledges that if any such action or proceeding is threatened in writing, the Offeror would be required to disclose this written notice to the stockholders through an amendment to the Schedule TO.

11.

Refer to condition (d). Please revise the disclosure to clarify whether this or any other condition to the Offer is implicated by the Questar Pipeline transaction and the expected closing on or about December 31, 2021.

Response: We respectfully advise the Staff that the Questar Pipeline transaction was announced by the Company on October 5, 2021, prior to the commencement of the Offer by the Offeror on October 27, 2021. Clause (d) of the conditions to the Offer on page 32 in the Offer to Purchase is intended to address any such subsequent changes to the governing documents of the Company or its subsidiaries after the commencement of the Offer or any merger, consolidation or business combination or reorganization transaction, acquisition of assets, disposition of assets or material change in its capitalization or indebtedness that occurs outside the ordinary course of business after the commencement of the Offer. In response to the Staff’s comment, we have clarified that the Questar Pipeline transaction is not intended to trigger this condition and we have included additional disclosure in the Supplement related to the Questar Pipelines transaction.

General

12.

Disclosure on the first page to the Offer to Purchase states that “if the Regulatory Approval Condition has not been satisfied prior to the time of the Southwest Gas 2022 Annual Meeting and at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time (excluding the 4.9% of Shares beneficially owned by affiliates of the Offeror), then we intend to continue extending the Expiration Date for at least six months following the 2022 Annual Meeting” (emphasis added). With a view towards disclosure, please advise us if there are circumstances where the offerors would not extend the Expiration Date if the Regulatory Approval Condition has not been satisfied but at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time.

Response: We respectfully advise the Staff that the Offeror does not expect to extend the Offer if one of the conditions to the Offer becomes incapable of being satisfied. In response to the Staff’s comment, the Offeror has included additional disclosure in the Summary Term Sheet in the Supplement related to when the Offeror would not expect to extend the Offer.

13.

Disclosure also states that “under these circumstances, we also intend to ask Southwest Gas stockholders to vote on a proposal at the 2022 Annual Meeting to approve calling a special meeting of Southwest Gas stockholders and requiring the Southwest Gas board of directors to put forth at such special meeting the election of the Icahn Slate following the satisfaction of the Regulatory Approval Condition.” Revise the disclosure to explain the meaning of the phrase “put forth the election of the Icahn Slate.” With a view towards disclosure, please advise why, given the Poison Pill and Article 7(A) condition, the offerors would not seek to put forth the Icahn Slate for election at the 2022 Annual Meeting instead of a proposal to approve calling a special meeting.

Response: We respectfully advise the Staff that affiliates of the Offeror intend to nominate a full slate of ten directors to the Company’s Board, pursuant to the advance notice requirements under the Company’s Amended and Restated Bylaws, for consideration at the Southwest Gas 2022 Annual Meeting. In the event that the Company refuses to include the Icahn Slate on the Company’s proxy statement, then affiliates of the Offeror intend to circulate their own proxy statement seeking election of the Icahn Slate. In the event that the requisite regulatory approvals are not obtained prior to the Southwest Gas 2022 Annual Meeting, then the Icahn Slate may not be able to be seated if elected due to appliable regulatory restrictions. Accordingly, if the Icahn Slate cannot be seated as of the time of the Southwest Gas 2022 Annual Meeting, but the Regulatory Approval Condition may still be satisfied after the Southwest Gas 2022 Annual Meeting, then affiliates of the Offeror intend to include a proposal in their proxy statement that would allow stockholders to vote to compel the Company’s Board to call a Special Meeting after requisite regulatory approvals have been obtained in order to consider the appointment of the Icahn Slate as directors.

14.

Disclosure states that “...if, at the time of the initial Expiration Date and/or at the time of any subsequent Expiration Date of the Offer, at least 35% of the outstanding Shares are validly tendered in the Offer and not properly withdrawn at such time (excluding the 4.9% of Shares beneficially owned by affiliates of the Offeror), then we must extend the Expiration Date for at least another sixty days.” With a view towards disclosure, please explain the purpose of such provision and the relevance of sixty days. Since the bidders can amend the tender offer, with a view towards disclosure, please explain the significance of the meaning of the word “must” as opposed to use of the word “will.” In addition, since disclosure on page 4 indicates that there is no minimum tender condition, with a view towards disclosure and so that investors can have a sense of the potential duration of the offer, please advise us when this provision would cease to apply such that the offer would no longer be extended for at least sixty days. For example, with a view towards disclosure, please advise whether this provision would continue to apply such that the offerors must extend the Expiration Date for at least another sixty days if 51% or 99% of the outstanding Shares are validly tendered.

Response: We respectfully refer the Staff to the responses to Comments 3, 6, and 12. In addition, we advise the Staff that the Offeror has included additional disclosure on pages 3 to 9 of the Supplement.

*****

Please direct any questions to the undersigned at (212) 908-3933 or Todd E. Mason at (212) 908-3946.

Sincerely,

/s/ Corby J. Baumann

Corby J. Baumann

cc:

Jesse Lynn, Es q., Icahn Enterprises L.P.

Todd Mason, Thompson Hine LLP